FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

BBVA Argentina Bank S.A.

Item

1

MATERIAL EVENT

RELEVANT EVENT – CALL FOR THE ANNUAL ORDINARY
AND EXTRAORDINARY MEETING OF SHAREHOLDERS
TO BE HELD ON ARPIL 7TH 2020
DIVIDENDS DISTRIBUTION PROPOSAL

Buenos Aires, February 18th, 2020

Securities and Exchange Commission

RE: RELEVANT EVENT – CALL FOR THE ANNUAL ORDINARY AND EXTRAORDINARY MEETING OF SHAREHOLDERS TO BE HELD ON ARPIL 7TH 2020 DIVIDENDS DISTRIBUTION PROPOSAL .

Please be advised that the Board of Directors, during its meeting held on the date hereof, resolved the following proposals:

1) To call for the Annual Ordinary and Extraordinary Meeting of Shareholders to be held on April 7th, 2020 at 4 pm.

2) To distribute as dividend in cash the amount of $ 2.500.000.000 Argentine Currency (Pesos) through the partial write-off of the optional reserve fund for future profit distributions, subject to the prior authorization of the Central Bank of the Argentine Republic. This proposal will be considered in the above mentioned Shareholders Meeting.

BBVA Argentina Bank S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: February 18th, 2020	By:	/s/ Ernesto Gallardo
	Name:	Ernesto Gallardo
	Title:	Chief Financial Officer